UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2003

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited)

	June 30 2003	Dec. 31, 2002
ASSETS
Current
Cash	$632	$28,080
Prepaid expenses and sundry	-	9,441
	632	37,521
Note receivable	481,724	481,724
Mineral property	1,145,163	1,145,163
	$1,627,519	$1,664,408
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,485,216	$1,456,323
Convertible loans	179,779	179,779
	1,664,995	1,636,102
Minority interest	26,995	26,995
	1,691,990	1,663,097
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 3)	2,715,402	2,598,000
Deficit	(2,779,873)	(2,596,689)
	(64,471)	1,311
	$1,627,519	$1,664,408

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Six Month Period Ended June 30, 2003
(Unaudited)

	2003	2002
Revenue	$-	$-
Expenses
Administration and general	95,370	190,003
Wages	-	124,850
Consulting fees and commissions	72,000	64,070
Professional fees	12,814	17,594
Interest	3,000	-
Depletion	-	9,709
	183,184	406,226
Net Loss	(183,184)	(406,226)
Deficit, beginning of period	(2,596,689)	(3,058,184)
Deficit, end of period	$(2,779,873)	$3,464,410
Loss per common share	$(0.01)	$(0.02)

Balaton Power Inc.
Consolidated Statement of Operations and Deficit
(Expressed in US Dollars)
For the Three Month Period Ended June 30, 2003
(Unaudited)

	2003	2002
Revenue	$-	$-
Expenses
Administration and general	9,429	188,131
Wages	-	119,251
Consulting fees and commissions	-	64,070
Professional fees	7,728	15,559
Depletion	-	6,824
	17,157	393,835
Net Loss	(17,157)	(393,835)
Deficit, beginning of period	(2,762,716)	(3,070,575)
Deficit, end of period	$(2,779,873)	$(3,464,410)
Loss per common share	$(0.0003)	$(0.0187)

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Six Month Period Ended June 30, 2003
(Expressed in US Dollars)
(Unaudited)

	2003	2002
Cash provided by (used in):
Operating Activities:
Net loss	$(183,184)	$(406,226)
Depletion, on item not affecting cash	-	9,709
	(183,184)	(396,517)
Changes in non-cash working capital components
Accounts payable	28,893	(7,914)
Accounts receivable	-	(1,109)
Due to related parties	-	(105,214)
Prepaid expenses	9,441	1,436
	(144,850)	(509,318)
Investment Activities:
Investment in hydroelectric sites	-	(50,000)
Financing Activities:
Sale of common shares for cash	-	610,787
Shares issued for services	117,402	248,000
Proceeds from long term debt	-	140,806
Subscription received	-	(452,410)
	117,402	547,183
Decrease in cash	(27,448)	(12,135)
Cash, beginning of period	28,080	8,954
Cash (bank indebtedness), end of period	$632	$(3,181)

Balaton Power Inc.
Consolidated Statement of Cash Flows
For the Three Month Period Ended June 30, 2003
(Expressed in US Dollars)
(Unaudited)

	2003	2002
Cash provided by (used in):
Operating Activities:
Net loss	$(17,157)	$(393,835)
Changes in non-cash working capital components
Accounts payable	11,965	(9,666)
Accounts receivable	-	744
Due to related parties	-	(58,405)
Convertible loans	1,241	195,806
	(3,951)	(265,356)
Financing Activities:
Sale of common shares for cash	-	610,787
Shares issued for services	-	248,000
Proceeds from long term debt	-	(533,860)
Subscription received)	-	(112,437)
	-	212,490
Decrease in cash	(3,951)	(52,866)
Cash, beginning of period	4,583	49,685
Cash (bank indebtedness), end of period	$632	$(3,181)

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2003
(Unaudited)

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2002.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are necessary to present fairly the financial position of the company as of June 30, 2003 and the results of operations and cash flows for the six months ended June 30, 2003 and March 31, 2002.

2. Income taxes

At June 30, 2003 the Company's income tax expense was nil.

3. Share Capital

Authorized 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2002	64,988,194	$2,598,000
Issued for fees and services	1,174,020	117,402
Balance - June 30, 2003	66,162,214	$2,715,402

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2003
(Unaudited) (continued)

At March 31, 2003, the following warrants were outstanding:

Amount	Price	Expiry
$1,250,000	$0.60	April 17, 2004
150,000	0.10	July 17, 2003, extended to December 31, 2003
150,000	0.20	July 17, 2004
935,000	0.20	July 17, 2003, extended to December 31, 2003
935,000	0.30	July 17, 2004
60,000	0.20	August 15, 2003, extended to December 31, 2003
60,000	0.30	August 15, 2004
730,000	0.20	September 15, 2003, extended to December 31, 2003
730,000	0.30	September 15, 2004
300,000	0.20	September 15, 2004
149,000	0.20	February 21, 2004
150,000	0.10	July 15, 2003, extended to December 31, 2003
1,145,000	0.20	July 15, 2003, extended to December 31, 2003
995,000	0.30	July 15, 2004
1,030,000	0.20	September 15, 2004

At March 31, 2003, the following employee stock options were outstanding:

3,000,000	$ 0.50	December 31, 2005
400,000	0.50	January 2, 2006

BC FORM 51-901F
(previously Form 61)

QUARTERLY AND YEAR END REPORT

Incorporated as part of:	[ ] Schedule A
[ X ] Schedule B & C

ISSUER DETAILS

Name of Issuer:	Balaton Power Inc.
Issuer Address:	19 East Fourth Street Hutchinson, Kansas 67502
Issuer Fax No.:	(620) 662-6861
Issuer Telephone No.:	(620) 662-3697
Contact Name:	Richard Burdett
Contact Position:	Chief Executive Officer
Contact Telephone No.:	(620) 662-3697
Contact E-mail Address:	N/A
Website Address:	N/A
For Quarter Ended:	2003 / 06 / 30
Date of Report:	2003 / 09 / 30

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Michael Rosa" ______________________________ Director's Signature	Michael Rosa _________________________ Name of Director	2003/09/30 _______________ Date Signed

"Robert Wyllie" ______________________________ Director's Signature	Robert Wyllie _________________________ Name of Director	2003/09/30 _______________ Date Signed

SCHEDULE "B"

1. Analysis of expenses and deferred costs

Disclosed in Financial Statements, see Schedule A.

2. Related party transactions

None

3. Summary of securities issued and options granted during the period

(a) None

(b) Options granted during the period: None

4. Summary of securities as at the end of the reporting period

(a) Share capital as at June 30, 2003:

Authorized:	700,000,000	Common shares without par value
Issued:	66,988,194	Common shares US$2,715,402

(b) Options, warrants and convertible securities outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,250,000	$0.60	April 17, 2004
150,000	$0.10 until July 17, 2003 thereafter $0.20	July 17, 2004
935,000	$0.20 until July 17, 2003, thereafter $0.30	July 17, 2004
60,000	$0.20 until August 15, 2003, thereafter $0.30	August 15, 2003
730,000	$0.20 until September 15, 2003 thereafter $0.30	September 15, 2004
300,000	$0.20	September 15, 2004
149,000	$0.20	February 21, 2004
150,000	$0.10	July 15, 2003
1,145,000	$0.20	July 15, 2003
995,000	$0.30	July 15, 2004
1,030,000	$0.20	September 15, 2004

(c) Shares held in escrow or subject to a pooling agreement:

Nil.

5. Officers and directors as at the date this report is signed and filed

Directors:

Richard Burdett
Robert Wyllie
Michael Rosa

Officers:

Richard Burdett - CEO
Robert Wyllie - CFO
Lois Zelenka - Corporate Secretary

SCHEDULE "C"

MANAGEMENT DISCUSSION

1. Description of Business

The Company's principal business is the development of a bauxite deposit in the State of Orissa, India, known as the Gandhamardan. The Company holds its interest as a result of its 100% interest in Continental Resources (USA) Ltd. ("Continental") on October 31, 2002. Continental holds a 50% interest in a bauxite deposit in the State of Orissa, India.

The Company is no longer active in the acquisition, development and operation of hydroelectric power production sites or the marketing for the Pisces and BRIMAC system.

2. Discussion of Operations and Financial Condition

The Company's principal business focus is the development of the Gandhamardan deposit. The Gandhamardan Bauxite Deposit is the subject of a report prepared by E.A. Gallor, P. Geologist, entitled "Summary Report Gandhamardan Bauxite Deposit, Sambalpur and Balangir Districts, State of Orissa, India", dated April 8, 2003 which is available on the SEDAR website at www.SEDAR.com.

During the quarter, the company worked towards the development and financing of the Gandhamardan. Subsequent to the period end, representatives of the Company travelled to India to meet with its Partner, Orissa Mining Corporation to amend the agreement of the Joint Venture to provide for downstream facilities (alumina plant and aluminum smelter) plus review the Base Line Study work program for the project in addition to meeting Indian corporations for bid proposals for various aspects of the work program.

The principle focus during the quarter was preparing for the trip to India plus finalize the accounting for the year end audit and the first quarter report ended March 31, 2003.

No new shares were issued during the quarter.

Administrative Costs

During the period the Company did not incurred any costs relating to consulting fees compared to the previous quarter which incurred $72,000 in consulting fees which included the cost of the report prepared on the Gandhamardan deposit. Administration and general expenses were $9,429 and professional fees were $7,728. Current directors and officers do not receive compensation for their services, and will not receive material cash compensation from the Company until the Company is adequately funded to carry out the development for the Gandhamardan Bauxite Project.

Contingencies

On February 21, 2001, a lawsuit for wrongful termination was filed in the Chancery Court for Williamson County, Tennessee against the Company by the former president. The Company believes that it has meritorious defences against the claim and intends to vigorously defend itself. As the outcome is not determinable, the Company has not accrued any amount for this claim.

3. Financings, Principal Purposes and Milestones

The Company did not complete any financings during the period.

4. Liquidity and Solvency

As at March 31, 2003 the Company had cash on hand of $632 and a working capital deficiency of $1,691,358. The Company owed $16,343 in interest and penalties on $163,436 in loans that carne due December 31,2002. These loans remain outstanding as at the date of this report.

The Company continues to rely upon its controlling shareholder, Perial, for funds to continue operations. Amounts lent to the Company have no fixed repayment date and do not bear interest. The Company relies on the continued forbearance of its creditors for its continued operations.

The Company requires significant funds to continue operations and to develop the Gandhamardan. There can be no assurance that the Company will be able to secure such funds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: September 29, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer